UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25	SEC. FILE NUMBER 001-41684
CUSIP NUMBER 84252A106

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K
	☐ Form 10-Q	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: December 31, 2024

☐Transition Report on Form 10-K

☐Transition Report on Form 20-F

☐Transition Report on Form 11-K

☐Transition Report on Form 10-Q

For the Transition Period Ended: ___________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

CALIFORNIA BANCORP

Full Name of Registrant

N/A

Former Name if Applicable

12265 El Camino Real, Suite 210

Address of Principal Executive Office (Street and Number)

San Diego, California 92130

City, State and Zip Code:

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

California BanCorp (the “Company”) will be unable to file its Annual Report on Form 10-K for the year ended December 31, 2024 (the “Annual Report”) within the prescribed time period without unreasonable effort or expense because it requires additional time to complete its procedures relating to its year-end financial reporting and auditing process. RSM US LLP, the Company’s independent registered public accounting firm, has not yet completed its audit procedures. RSM US LLP was appointed by the Registrant on April 2, 2024, and has not previously performed an audit of the Registrant’s financial statements. The Company currently expects to file its Annual Report on Form 10-K within the fifteen calendar day extension provided by Rule 12b-25.

The Company does not anticipate any material changes to the financial information furnished with the Form 8-K filed by the Company with the Securities and Exchange Commission on February 12, 2025. However, results may be subject to change after the completion of year end reviews and the completion of the audit.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Joann Yeung	858	847-4787 x4787
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended that involve risks and uncertainties, including statements regarding the Company’s expected date of filing the Annual Report on Form 10-K and the Company’s expectations regarding its financial results reported in this Form 12b-25 and as furnished in the Company’s Current Report on Form 8-K filed on February 12, 2025. Forward looking statements are based on current expectations, but are subject to risks and uncertainties that could cause actual results to differ materially from those indicated, including but not limited to risks and uncertainties related to the completion of matters necessary to permit the filing of the Annual Report on Form 10-K. There can be no assurance that these forward-looking statements will be achieved, and actual results could differ materially from those suggested by such forward-looking statements.

California BanCorp

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 17, 2025	By:	/s/ Steven E. Shelton
Steven E. Shelton Chief Executive Officer

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